UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Qihoo 360 Technology Co. Ltd.

(Name of Issuer)

Ordinary Shares*

American Depositary Shares

(Title of Class of Securities)

74734M109**

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*	Not for trading, but only in connection with the registration of American Depositary Shares, each 2 representing 3 Class A ordinary shares.
**	This CUSIP number applies to the American Depositary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 74734M109	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trustbridge Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 10,417,674 [1]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 10,417,674 [2]
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,417,674 [2]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8% [2]
12	TYPE OF REPORTING PERSON PN

[1]

Includes (i) 5,220,978 American Depositary Shares (“ADSs”), each 2 representing 3 Class A ordinary shares held directly by Trustbridge Partners III, L.P. (“TB III”), and (ii) 1,724,138 ADSs managed by TB Alternative Assets Ltd. (“TB Alternative”) on behalf of the Trustees of Columbia University in the City of New York. TB III is a limited partnership whose general partner is TB Partners GP3, L.P. The general partner of TB Partners GP3, L.P. is TB Partners GP Limited. TB Alternative is affiliated with TB Partners GP Limited.

[2]

Percentage ownership reported based on 179,029,251 ordinary shares represented by the Issuer as outstanding as of December 31, 2011, which includes 109,392,815 Class A ordinary shares and 69,636,436 Class B ordinary shares.

SCHEDULE 13G

CUSIP No. 74734M109	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TB Partners GP3, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 10,417,674 [3]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 10,417,674 [4]
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,417,674 [4]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8% [4]
12	TYPE OF REPORTING PERSON PN

[3]

Includes (i) 5,220,978 American Depositary Shares (“ADSs”), each 2 representing 3 Class A ordinary shares held directly by Trustbridge Partners III, L.P. (“TB III”), and (ii) 1,724,138 ADSs managed by TB Alternative Assets Ltd. (“TB Alternative”) on behalf of the Trustees of Columbia University in the City of New York. TB III is a limited partnership whose general partner is TB Partners GP3, L.P. The general partner of TB Partners GP3, L.P. is TB Partners GP Limited. TB Alternative is affiliated with TB Partners GP Limited.

[4]

Percentage ownership reported based on 179,029,251 ordinary shares represented by the Issuer as outstanding as of December 31, 2011, which includes 109,392,815 Class A ordinary shares and 69,636,436 Class B ordinary shares.

SCHEDULE 13G

CUSIP No. 74734M109	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TB Partners GP Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 10,417,674 [5]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 10,417,674 [6]
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,417,674 [6]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8% [6]
12	TYPE OF REPORTING PERSON* PN

[5]

Includes (i) 5,220,978 American Depositary Shares (“ADSs”), each 2 representing 3 Class A ordinary shares held directly by Trustbridge Partners III, L.P. (“TB III”), and (ii) 1,724,138 ADSs managed by TB Alternative Assets Ltd. (“TB Alternative”) on behalf of the Trustees of Columbia University in the City of New York. TB III is a limited partnership whose general partner is TB Partners GP3, L.P. The general partner of TB Partners GP3, L.P. is TB Partners GP Limited. TB Alternative is affiliated with TB Partners GP Limited.

[6]

Percentage ownership reported based on 179,029,251 ordinary shares represented by the Issuer as outstanding as of December 31, 2011, which includes 109,392,815 Class A ordinary shares and 69,636,436 Class B ordinary shares.

SCHEDULE 13G

CUSIP No. 74734M109	Page 5 of 9 Pages

Item 1	(a)	Name of Issuer:

Qihoo 360 Technology Co. Ltd. (the “Issuer”)

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

Block 1, Area D, Huitong Times Plaza, No. 71 Jianguo Road, Chaoyang District, Beijing 100025, People’s Republic of China

Item 2	(a)	Name of Person Filing:

TB Partners GP Limited, which is the controlling person of TB Partners GP3, L.P., which is the controlling person of Trustbridge Partners III, L.P.

TB Alternative Assets Ltd., which is an affiliate of TB Partners GP Limited.

Item 2	(b)	Address of Principal Business Office or, If None, Residence; Citizenship

The address of the principal business office for each of TB Partners GP Limited, TB Partners GP3, L.P., Trustbridge Partners III, L.P., and TB Alternative Assets Ltd. is:

Unit 504, ICBC Tower, 3 Garden Road, Central, Hong Kong

Item 2	(c)	Citizenship

Trustbridge Partners III, L.P - Cayman Islands
TB Partners GP3, L.P. - Cayman Islands
TB Partners GP Limited - Cayman Islands
TB Alternative Assets Ltd. - Cayman Islands

Item 2	(d)	Title of Class of Securities:

Ordinary shares, par value US$0.001 American Depositary Shares

Item 2	(e)	CUSIP Number:

74734M109

Item 3.		Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

SCHEDULE 13G

CUSIP No. 74734M109	Page 6 of 9 Pages

Item 4.	Ownership

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:

Trustbridge Partners III, L.P.	10,417,674 ordinary shares	5.8%	10,417,674 ordinary shares	0	10,417,674 ordinary shares	0

TB Partners GP3, L.P.	10,417,674 ordinary shares	5.8%	10,417,674 ordinary shares	0	10,417,674 ordinary shares	0

TB Partners GP Limited	10,417,674 ordinary shares	5.8%	10,417,674 ordinary shares	0	10,417,674 ordinary shares	0

TB Alterative Assets Ltd.	10,417,674 ordinary shares	5.8%	10,417,674 ordinary shares	0	10,417,674 ordinary shares	0

The percentages of ownership set forth above are based on 179,029,251 ordinary shares represented by the Issuer as outstanding as of December 31, 2011, which includes 109,392,815 Class A ordinary shares and 69,636,436 Class B ordinary shares.

TB Partners GP Limited is the controlling person of TB Partners GP3, L.P., which is the controlling person of Trustbridge Partners III, L.P. TB Alternative Assets Ltd., which is an affiliate of TB Partners GP Limited.

Pursuant to Section 13(d) of the Act, each of TB Partners GP Limited, TB Partners GP3, L.P., and TB Alternative Assets Ltd. may be deemed the beneficial owner of the Class A ordinary shares of the Issuer held by Trustbridge Partners III, L.P. Pursuant to Rule 13d-4 of the Act, each of each of TB Partners GP Limited, TB Partners GP3, L.P., and TB Alternative Assets Ltd. disclaims beneficial ownership of the Class A ordinary shares held by Trustbridge Partners III, L.P. except to the extent their pecuniary interests therein.

Pursuant to Section 13(d) of the Act, each of TB Partners GP Limited, TB Partners GP3, L.P., Trustbridge Partners III, L.P. and TB Alternative Assets Ltd. may be deemed the beneficial owner of the Class A ordinary shares of the Issuer managed by TB Alternative Assets Ltd. on behalf of the Trustees of Columbia University in the City of New York. Pursuant to Rule 13d-4 of the Act, each of each of TB Partners GP Limited, TB Partners GP3, L.P., Trustbridge Partners III, L.P. and TB Alternative Assets Ltd. disclaims beneficial ownership of the Class A ordinary shares held by the Trustees of Columbia University in the City of New York except to the extent their pecuniary interests therein.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP No. 74734M109	Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. In addition, by signing below, the undersigned agrees that this Schedule 13G may be filed jointly on behalf of each of the Reporting Persons.

Dated: February 13, 2012

TRUSTBRIDGE PARTNERS III, L.P.

By:	/s/ Shujun Li
Name:	Shujun Li
Title:	Authorized Representative

TB PARTNERS GP3, L.P.

By:	/s/ Shujun Li
Name:	Shujun Li
Title:	Authorized Representative

TB PARTNERS GP LIMITED

By:	/s/ Shujun Li
Name:	Shujun Li
Title:	Authorized Representative

TB ALTERNATIVE ASSETS LTD.

By:	/s/ Shujun Li
Name:	Shujun Li
Title:	Authorized Representative

SCHEDULE 13G

CUSIP No. 74734M109	Page 8 of 9 Pages

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement